FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice to the Market dated October 30, 2014

BANCO SANTANDER, S.A. CNPJ No. 05.707.616/0001-10 A foreign-based company CVM Registration No. 80160	BANCO SANTANDER (BRASIL) S.A. CNPJ No. 90.400.888/0001-42 A Brazilian publicly-held company CVM Registration No. 20532

NOTICE TO THE MARKET

Voluntary Public Exchange Offer Confirmed

Banco Santander, S.A. (“Santander Spain”) and Banco Santander (Brasil) S.A. (“Santander Brazil”) on the date hereof disclosed to the market in Brazil, as required by the Public Notice (Edital) of the Voluntary Public Offer of Exchange in Brazil for the exchange of shares and units of Santander Brasil for Brazilian Depositary Receipts, representing ordinary shares of Santander Spain, that all conditions set out in the Edital have been satisfied.

The Auction on the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros was conducted at 1 p.m. (São Paulo time) on the date hereof.

São Paulo, October 30, 2014

Jesús Maria Zabalza Lotina Legal Representative in Brazil Banco Santander, S.A.	Angel Santodomingo Investor Relations Officer Banco Santander (Brasil) S.A.

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE U.S. EXCHANGE OFFER

In connection with the exchange offer in the United States, Banco Santander, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that contains an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE EXCHANGE OFFER AS THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	October 30, 2014	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President